UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On October 27, 2026, Globavend Holdings Limited, a Cayman Islands exempted company (the “Company”), reports the establishment of Loomi Shenzhen Entertainment Technology Company Limited (“Loomi Shenzhen”), a newly formed, non-wholly-owned subsidiary incorporated in the People’s Republic of China. Loomi Shenzhen was established to support the expansion of the Company’s digital entertainment business in mainland China.

Cautionary Note Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding Loomi Shenzhen’s intended role in supporting the expansion of the Company’s digital entertainment business in mainland China. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include the Company’s ability to implement its business plans for Loomi Shenzhen, obtain any required approvals and comply with applicable laws and regulations, as well as the risks described in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date of this report. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Kai Man Fung
Name:	Kai Man Fung
Title:	Chairman of the Board

Date: October 27, 2026

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